UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-32968

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Bank of Hampton Roads

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hampton Roads Bankshares, Inc.

999 Waterside Dr., Suite 200

Norfolk, VA 23510

VBA Defined Contribution Plan for

Bank of Hampton Roads

Financial Statements

and Supplemental Schedule

As of and For the Years Ended

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

VBA Defined Contribution Plan

for Bank of Hampton Roads

Norfolk, Virginia

We have audited the accompanying statements of net assets available for benefits of the VBA Defined Contribution Plan for Bank of Hampton Roads as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the VBA Defined Contribution Plan for Bank of Hampton Roads as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Winchester, Virginia

July 15, 2010

VBA DEFINED CONTRIBUTION PLAN FOR BANK OF HAMPTON ROADS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
ASSETS

Investments, at fair value	$4,246,297	$4,011,149
Cash	6,972	81,125

Receivables:
Employer contributions	216,122	334,503
Participant contributions	12,600	—

Total receivables	228,722	334,503

TOTAL ASSETS	4,481,991	4,426,777

LIABILITIES

Liabilities, due to broker	28,812	—

Net assets available for benefits at fair value	4,453,179	4,426,777

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,780	68,188

NET ASSETS AVAILABLE FOR BENEFITS	$4,471,959	$4,494,965

The accompanying notes are an integral part of these financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR BANK OF HAMPTON ROADS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(557,705)	$(1,586,735)
Interest and dividends	96,528	159,978

Total investment loss	(461,177)	(1,426,757)

Contributions:
Employer	216,122	334,503
Participant	372,657	395,164

Total contributions	588,779	729,667

TOTAL ADDITIONS (NET REDUCTIONS)	127,602	(697,090)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid directly to participants	140,118	157,867
Administrative expenses	10,490	11,820

TOTAL DEDUCTIONS	150,608	169,687

NET DECREASE	(23,006)	(866,777)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	4,494,965	5,361,742

End of Year	$4,471,959	$4,494,965

The accompanying notes are an integral part of these financial statements.

NOTE A: DESCRIPTION OF THE PLAN

The following description of VBA Defined Contribution Plan for Bank of Hampton Roads (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all eligible employees of the Bank of Hampton Roads (the “Company”) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute a percentage of compensation, as defined in the Plan, up to the maximum allowable by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute funds from other tax-qualified plans as rollover contributions. The Company provides matching contributions of 100% of the first 4% of base compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the discretion of the Company’s board of directors. Discretionary profit sharing contributions made during the plan year ended December 31, 2008 were $132,000. No discretionary profit sharing contributions were made during the plan year ended December 31, 2009. Employees hired after May 8, 2010 enter the Gateway Bank and Trust Co. 401(k) plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of matching contributions and plan earnings on the account and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Participants direct the investments of all contributions into various investment options offered by the Plan. The Plan offers five lifestyle managed portfolios, eighteen self-directed mutual funds, and Hampton Roads Bankshares, Inc. common stock (“Employer common stock”). Participants may choose to invest up to 75% of their account balance and future contributions in Employer common stock.

Vesting

Participants are vested immediately in their contributions and the Company’s matching contributions plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their accounts is based on years of service, as defined by the Plan. A participant is 100% vested after three years of credited service.

Payment of Benefits

On termination of service, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. In certain situations, participants may receive in-service hardship withdrawals from the elective deferral and employer match portions of their account.

Forfeited Accounts

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $1,420 and $20,534, respectively. These accounts are reallocated to remaining participants’ accounts in the same manner as employer discretionary contributions.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investments contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Administrative Expenses

Certain administrative expenses are absorbed by Hampton Roads Bankshares, Inc., the Plan sponsor.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note C, Fair Value Measurements, for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Company has evaluated subsequent events through the date and time the financial statements were issued.

NOTE C: FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.

Guaranteed Investment Contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Refer to Note D, Investment Contract with Insurance Company, for more information.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common Stock	$404,128	$—	$—	$404,128
Mutual Funds:
Equity	2,366,382	—	—	2,366,382
Fixed income	846,937	—	—	846,937

Total	3,213,319	—	—	3,213,319
Guaranteed Investment Contract	—	—	628,850	628,850

Total assets at fair value	3,617,447	—	628,850	4,246,297

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common Stock	$1,503,096	$—	$—	$1,503,096
Mutual Funds:
Equity	1,577,497	—	—	1,577,497
Fixed income	496,697	—	—	496,697

Total	2,074,194	—	—	2,074,194
Guaranteed Investment Contract	—	—	433,859	433,859

Total assets at fair value	3,577,290	—	433,859	4,011,149

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

	2009 Level 3 Met Managed GIC	2008 Level 3 Met Managed GIC
Balance, beginning of the year	$433,859	$536,833
Realized gains	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	18,780	(68,188)
Purchases, sales, issuances, and settlements, net	176,211	(34,786)

Balance, end of the year	$628,850	$433,859

NOTE D: INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2007, the Plan entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company (“Met”). Met maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the plan by Met. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note B, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2009 and 2008 was $628,850 and $433,859, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. The average yields for the years ended December 31, 2009 and 2008 are as follows.

Average Yields:	2009	2008

Based on actual earnings	15.01%	(10.29)%
Based on interest rate credited to participants	3.80%	5.11%

NOTE E: TAX STATUS

The Plan has adopted a non-standardized form of a prototype plan sponsored by Virginia Bankers Association. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this plan. The plan administrator believes that the plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

NOTE G: INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

Assets at Fair Value as of December 31, 2009
American Beacon Large Cap Value Plan—18,362 shares	$305,671
Davis New York Venture Class A—8,134 shares	255,706
American Europacific Growth Class R4—11,745 shares	449,281
T Rowe Price Institutional Large Cap Growth—42,294 shares	606,136
Vanguard Short-term Investment Grade—26,861 shares	289,091
Met Managed GIC—4,257 shares	628,850
Hampton Roads Bankshares, Inc. common stock—233,600 shares	404,128

Assets at Fair Value as of December 31, 2008
American Beacon Large Cap Value Plan—18,095 shares	$237,222
American Europacific Growth Class R4—8,270 shares	227,909
T Rowe Price Institutional Large Cap Growth—45,034 shares	415,210
Met Managed GIC—3,432 shares	433,859
Hampton Roads Bankshares, Inc. common stock—172,176 shares	1,503,096

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Net appreciation (depreciation) in fair value of investments	2009	2008
Mutual funds	729,300	$(969,604)
Common stock	(1,219,916)	(548,943)
Guaranteed interest contract	18,780	(68,188)

	$(557,705)	$(1,586,735)

NOTE H: RELATED PARTY TRANSACTIONS

Reliance Trust Company is the custodian of the Plan’s mutual funds and Employer common stock. These transactions qualify as exempt party-in-interest transactions.

The option to invest in Employer common stock makes Hampton Roads Bankshares, Inc. a party-in-interest, and these transactions qualify as exempt party-in-interest transactions. Investment in employer securities is allowed by ERISA and the United States Department of Labor Rules and Regulations. The fair value of the Employer common stock is based on quotes from an active market. At December 31, 2009 and 2008, the Plan held 233,600 and 172,176 shares, respectively, of Hampton Roads Bankshares, Inc. common stock. These investments represent approximately 9% and 33% of total Plan investments at December 31, 2009 and 2008, respectively.

NOTE I: RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available For Benefits.

SUPPLEMENTAL SCHEDULE

VBA DEFINED CONTRIBUTION PLAN FOR BANK OF HAMPTON ROADS

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Schedule H, Line 4i

EIN 54-1408074 Plan 001

December 31, 2009

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current value

Mutual funds:
Fidelity Investments	8,962 shares of Fidelity US Bond Index		$99,118
Fidelity Investments	2,343 shares of Spartan US Equity Index Investor Class		93,875
Fidelity Investments	970 shares of Spartan Total Market Index Investor Class		30,615
Fidelity Investments	18,362 shares of American Beacon Large Cap Investor		305,671
Fidelity Investments	4,232 shares of Buffalo Small Cap Growth		96,883
Fidelity Investments	8,585 shares of Columbia Small Cap Value Fund II		95,726
Fidelity Investments	8,134 shares of Davis New York Venture Class A		255,706
Fidelity Investments	11,745 shares of American Europacific Growth Class R4		449,281
Fidelity Investments	4,737 shares of Goldman Sachs Mid Cap Value-Instl Sh		140,109
Fidelity Investments	42,294 shares of T Rowe Price Instl Large Cap Growth		606,136
Fidelity Investments	1,033 shares of Managers Bond		25,111
Fidelity Investments	7,491 shares of Munder Midcap Core Growth Fund CL Y		172,480
Fidelity Investments	4,125 Oppenheimer Dev Markets Fund Class A		119,770
Fidelity Investments	10,871 shares of Pimco High Yield Class A		96,356
Fidelity Investments	18,956 shares of Pimco Total Return Administrative		208,079
Fidelity Investments	26,861 shares of Vanguard Short-term Investment Grade		289,091
Fidelity Investments	10,167 shares of Vanguard Inflation Protected Secs		129,182
Fidelity Investments	6 shares of Virtus Real Estate Securities Class A		130
Guaranteed Investment Contract	4,257 shares of Met Managed GIC ABG Trust		628,850
*Hampton Roads Bankshares, Inc.	233,600 shares of common stock		404,128

			$4,246,297

*	Denotes a party-in-interest
**	Cost has been omitted for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA Defined Contribution Plan
for Bank of Hampton Roads,
formerly Bank of Hampton Roads
Profit Sharing Plan and Trust
(Name of Plan)

Date: July 15, 2010	/s/ Douglas J. Glenn
Douglas J. Glenn, Plan Trustee